

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 5, 2013

Via E-mail
Cliff Blake
Chief Executive Officer and President
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

> **Re:** **First Rate Staffing Corporation**
> **Amendment No. 4 to Form 8-K**
> **Filed June 27, 2013**
> **Amendment No. 2 to Form 10-K for the Year Ended December 31, 2012**
> **Filed June 28, 2013**
> **File No. 000-54427**

Dear Mr. Blake:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 4 to Form 8-K

Management, page 18

1. We note your responses to comment 4 and 5 from our letter dated June 7, 2013 regarding the apparent confusion by the company and changing disclosure regarding the business experience of your officers and directors. We also note the following disclosure from reports filed by Green Planet Group, Inc.:

   - Lumea Inc., a wholly-owned subsidiary of Green Planet Group, Inc., incorporated three subsidiaries – Lumea Staffing, Inc., Lumea Staffing of California and Lumea Staffing of

Illinois, Inc. – to acquire selected assets and liabilities from Easy Staffing Solutions, Inc. [Form 10-K filed by Green Planet Group, Inc. on July 18, 2011];

- Mr. Cliff Blake was the President and Chief Executive Officer of Lumea, Inc. at the time it acquired Easy Staffing Services, Inc., ESSI, Inc. and Easy Staffing Solutions of IL, Inc. on March 31, 2009 [Form 8-K filed by Green Planet Group, Inc. on March 16, 2009];

- Beginning on May 2010, Green Planet Group, Inc. instigated a number of actions with respect to the acquisition of the assets and liabilities of Easy Staffing Services, Inc., including the following:
  - terminating the services of the president of Lumea and a number of management people, and a number of others resigned, including family members of the president;
  - terminating the president and principal owner of Easy for continued and willful violations of his employment agreement and the Asset Purchase Agreement (the "APA") and others for their violation of their respective contracts with Lumea, and actions inconsistent with their company obligations and non-compete agreements, including, among other things,
    - the nondefense by Easy of the claim by ACE American Insurance Company for premiums and claims for $5,000,000 which resulted in a garnishment of any future amounts to be paid Easy by Lumea; and
    - the ex-employees have continued to solicit existing clients of Lumea for First Rate Staffing, Inc.
  - pursuing restraining orders against these employees to prevent their further interference with and damage to Green Planet Group, Inc.;
  - instigating litigation that will seek joint and several restitution of the sums paid the sellers, payment for damages due to the conspiratorial actions of the employees, recovery of the damages resulting from the misrepresentations by the seller and JG Staffing concerning the ownership of that entity to induce Lumea to provide insurance coverage; and
  - cancelling the APA and notifying the sellers that it will not make any further payments under the APA which at March 31, 2010 was approximately $7,204,000
  [Form 8-K filed by Green Planet Group on May 26, 2010];

- In July 2010, Green Planet Group, Inc. commenced litigation against the sellers of the staffing business sold to it in March 2009. The litigation seeks to rescind the purchase and other equitable relief and Green Planet Group, Inc. has stopped making scheduled payments on the Purchase note 1 ($4,647,970) and Purchase note 2 ($1,078,871) and does not intend to make future payments on these notes. [Form 10-K filed by Green Planet Group, Inc. on July 18, 2011];

- In July 2011, two of Lumea's subsidiaries' cash accounts and their relationship with their primary lender was levied by the IRS for unpaid trust fund (payroll) taxes in the approximate amount of $14 million. [Form 10-K filed by Green Planet Group, Inc. on July 18, 2011];

- On January 20, 2010, Ace American Insurance Company ("ACE") filed in the Superior Court of Arizona, County of Maricopa, case number CV2009-030709, a writ of garnishment on Lumea, Inc. seeking payment of amounts totalling approximately $6 million due the Sellers of Easy Staffing Services, Inc. be made to ACE. [Form 10-K filed by Green Planet Group, Inc. on July 18, 2011];

- On January 10, 2011, American Home Assurance Company, National Union Fire Insurance Company of Pittsburgh, PA and Illinois National Insurance Company, (the "Plaintiffs") filed suit in the Superior Court of the State of California, County of Los Angeles, case number BC451795 against 73 defendants including Lumea Staffing of CA, Inc., claiming that Optima Staffing, Inc. mislead plaintiffs by providing insurance through plaintiffs, requesting rescission of policies and coverage for workers' compensation claims for coverage provided to others by Optima. [Form 10-K filed by Green Planet Group, Inc. on July 18, 2011];

- In July 2010, Green Planet Group, Inc. commenced litigation against the sellers of the staffing business sold it in March 2009. The litigation seeks to rescind the purchase and other equitable relief and Green Planet Group, Inc. has stopped making scheduled payments on the Purchase note 1 ($4,647,970) and Purchase note 2 ($1,078,871) and does not intend to make future payments on these notes. [Form 10-K filed by Green Planet Group, Inc. on July 18, 2011];

In light of this disclosure, please revise your disclosure as follows:

- Provide full disclosure of the positions held and places of employment for each person listed under "Management;"
- Provide the disclosure required by Item 401(f) of Regulation S-K for each person listed under "Management;" and
- Revise your disclosure under the appropriate section(s) (e.g., Business, MD&A, Legal Proceedings, Risk Factors) to discuss any legal proceedings against the company, its subsidiaries and their affiliates pursuant to Item 103 of Regulation S-K as well as any legal proceedings that could have a material impact on the company and its subsidiaries, such as legal proceedings to enforce non-compete agreements against your officers and other employees.

2. In response to comment 4 from our letter dated June 7, 2013, you state that "Mr. Blake was not directly employed by, or an officer or director of, First Rate Staffing, Inc. or First Rate Staffing LLC" and that "Mr. Blake did act as a business advisor to each of First Rate Staffing, Inc. and First Rate, Staffing LLC prior to their respective mergers in the Company." Please revise to disclose Mr. Blake's relationship to the First Rate Staffing entities and provide the disclosure required by Item 404 of Regulation S-K regarding this relationship.

3. In response to comment 4 from our letter dated June 7, 2013, you state that Mr. and Mrs. Galpin and Mr. and Mrs. Mautz became management of the company when First Rate Staffing LLC and First Rate Staffiling, Inc. merged into the company, but that they have not formally been elected or appointed officers and directors of the registrant. Please note that Rule 3b-7 of the Securities Exchange Act of 1934 and Rule 405 of the Securities Act of 1933 define executive officer as follows:

> The term executive officer, when used with reference to a registrant, means its president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function or any other person who performs similar policy making functions for the registrant. Executive officers of subsidiaries may be deemed executive officers of the registrant if they perform such policy making functions for the registrant.

Please revise your disclosure as appropriate.

4. We note disclosure in various places such as the first paragraph of this subsection on page 18 that the company will not "go public" or be a public company until the company's registration statement is declared effective. Please note that the company is currently a public reporting company with the SEC. Revise your disclosure as appropriate.

Risk Factors, page 22

Shares of common stock in the Company may be subject to resale restrictions, page 28

5. Please delete the reference to this filing as an offering or a registration statement here and elsewhere throughout the document, such as on pages 17, 28, 30 and page 6 of Moosewood Acquisition's financial statements.

Reliance upon Rule 144 to sell securities may be unavailable to the Company…, page 28

6. We note your revised disclosure regarding Rule 144 and your statement in this risk factor heading that "Relaince upon Rule 144 to sell securities may be unavailable to the Company, due to its previous status as a shell company" (emphasis added). We reissue in part, comment 7 from our letter dated June 7, 2013, and comment 7 from our letter dated April 19, 2013. Please further revise to clearly state that Rule 144 is not available for resales of the company's securities because you do not currently meet the conditions of Rule 144(i)(2). For your guidance, we refer you to the aforementioned comment letters. In addition, remove your reference to Rule 144 being unavailable to the company as it is not a safe harbor for the company.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2012

General

7. Please comply in an amendment to your Form 10-K with all of the comments issued above on your Form 8-K filed June 27, 2013 for similar disclosure within your Form 10-K.

    You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Anthony A. Patel, Esq.
       Lee W. Cassidy, Esq.
       Cassidy & Associates